SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of,	November	2011

Commission File Number	001-31395
Sonde Resources Corp.
(Translation of registrant’s name into English)
Suite 3200, 500 - 4th Avenue SW, Calgary, Alberta, Canada T2P 2V6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_______________

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document	Description

1.	News Release, dated November 23, 2011.

Document 1

For Immediate Release	November 23, 2011

SONDE RESOURCES CORP.  ANNOUNCES APPOINTMENT OF
PRESIDENT OF SONDE NORTH AFRICA

CALGARY, ALBERTA--(Marketwire –November 23, 2011) – Sonde Resources Corp. ("Sonde" or the "Company") (TSX: SOQ) (NYSE Amex LLC: SOQ) is pleased to announce the appointment of Mr. Toufic Nassif as its President of Sonde North Africa.

Toufic Nassif

Mr. Nassif is a well known and respected industry leader with over 32 years in the energy business with comprehensive experience in business development and commercial activities in North Africa and the Middle East. He also brings extensive experience in petroleum operations management, proven large project coordination and leadership skills, strategic planning, negotiations, and overall project evaluation skills. Most recently Mr. Nassif held the position of VP and Commercial Director for BP Libya.

Mr. Nassif will be responsible for the overall management of all Sonde’s activities related to the Joint Oil Block.

Mr. Nassif held the office of the president of Association of International Petroleum Negotiators (AIPN) in 2004-2005. He is a Member of the Faculty of the AIPN Negotiation Workshop, a Member of Faculty of the International Energy law, Contracts and Negotiations Course and a Member of the Editorial Board for the Journal of World Energy Law & Business.

Jack Schanck, CEO and President, stated “We look forward to Mr. Nassif assuming direct responsibility for Sonde North Africa.  I have the utmost confidence that he will be a great asset to both Sonde and Joint Oil in leading the various activities related to the Joint Oil Block.”

Sonde Resources Corp. is a Calgary, Alberta, Canada based energy company engaged in the exploration and production of oil and natural gas.  Its operations are located in Western Canada, and offshore North Africa.  See Sonde’s website at www.sonderesources.com to review further detail on Sonde’s operations.

For Further Information Please Contact:

Sonde Resources Corp.
Suite 3200, 500 - 4th Avenue S.W.
Calgary, Alberta, Canada T2P 2V6
Investor Relations
Phone: (403) 294-1411
Fax: (403) 216-2374

www.sonderesources.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONDE RESOURCES CORP.
(Registrant)

Date:	November 23 , 2011	By:	/s/ Jack Schanck
			Name:	Jack Schanck
			Title:	Chief Executive Officer